April 26, 2005

VIA FEDERAL EXPRESS AND EDGAR

Attn:  Brian Cascio, Accounting Branch Chief

Mail Stop 0306

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:	Angeion Corporation
Form 10-KSB for the fiscal year ended October 31, 2004
Form 10-QSB for the quarter ended January 31, 2005

Dear Mr. Cascio:

Angeion Corporation received your comment letter dated April 12, 2005 related to the filings listed above.  This letter will respond to the comments raised by the staff with each response numbered to correspond to the staff comments.

Form 10-KSB for the fiscal year ended October 31, 2004

Item 6.  Management’s Discussion and Analysis or Plan of Operations

Results of Operations – Page 22

Comment 1

We see that you state that the increase in revenue is due to increased customer demand, yet do not discuss why demand has increased.  Additionally, you state multiple factors contributing to the increase in general and administrative expense, yet you do not quantify the increase of each factor or explain how they contributed to the increase.  In general, MD&A should identify factors responsible for changes in financial statement items, describe why those factors arose or occurred, and quantify the impact of the factors described.  The general guidance should be applied throughout MD&A for all future periods.

SEC Response No. 1.

The Company will expand its discussion regarding causal relationships to changing amounts and the quantification of underlying factors driving overall changes in future filings.

Liquidity and Capital Resources – Page 24

Comment 2

In future filings please expand this section to discuss the sources of capital available to you.  Additionally, please describe how you plan to finance the possible unfavorable outcome of the ELA Medical litigation and the purchase of insurance coverage beyond July 11, 2005.

SEC Response No. 2.

The Company will expand its discussion of capital resources in future filings.

If the Company does not prevail in its case against Medmarc Insurance Company, it would immediately seek to negotiate a settlement with ELA Medical (“ELA”).  The Company believes that it could negotiate a settlement and structure a payment schedule acceptable to both parties.  Moreover, the Company also currently believes that additional insurance coverage beyond July 11, 2005 can be purchased and financed with existing cash.  As of January 31, 2005, the Company had cash and cash equivalents of $2.3 million and working capital of $4.9 million.

If the cash flows from continuing operating results proved insufficient to satisfy payment of both settlement costs and additional insurance coverage, the Company would adjust its investment spending in support of new products.

Consolidated Financial Statements

(2) Summary of Significant Accounting Policies – Page 34

Basis of Presentation – Page 34

Comment 3

We note the multiple references to an independent third-party appraiser within your filing.  Please note that there is no requirement to reference independent experts, however, if this reference is made the third party expert should be named and their consent included in future filings.  Please apply in future filings.

SEC Response No. 3.

The Company will apply the staff guidance regarding independent experts in future filings.

Revenue Recognition – Page 35

Comment 4

Please expand future filings to describe your revenue recognition policy in greater detail.  To the extent that the policy differs among significant product lines or marketing venues (i.e. distributors and direct sales force) please make your disclosure specific.  Also, if the policies vary in different parts of the world those differences should be discussed.  Provide details of discounts, return policies, customer acceptance, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.  In addition, clarify the impact of any post-shipment obligations.  Provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

SEC Response No. 4.

The Company will enhance the description of its revenue recognition policy in future filings.

In accordance with SAB 104, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.  The Company’s products are sold for cash or on credit terms requiring payment based on the shipment date.  Credit terms can vary between customers due to many factors, but are generally 30-60 days.  Revenue, net of discounts, is recognized upon shipment or delivery to customers in accordance with written sales terms that do not allow for a right of return.  Standard sales terms do not include customer acceptance conditions, future credits, rebates, price protection or general rights of return.  The terms of sales to both domestic customers and international distributors are identical.  In instances when a customer order specifies final acceptance of the system, revenue is deferred until all customer acceptance criteria have been met.  Estimated warranty obligations are recorded upon shipment.  As further described in response to comment 5, the Company applies the separation criteria of EITF 00-21 for sales with multiple deliverables.

Service contract revenue is based on a stated contractual rate and is deferred and recognized ratably over the service period, which is typically from one to four years.  In accordance with paragraph 4, of EITF 00-21, the Company applies FASB Technical Bulletin No. 90-1 for service contract revenue.  Revenue from installation and training services provided to domestic customers is deferred until the service has been performed.  The amount of deferred installation and training revenue at January 31, 2005 and October 31, 2004 was $187,000 and $206,000, respectively.

Comment 5

We see that you use the residual method to allocate arrangement consideration for multi-element transactions.  Supplementally and in future filings, please clarify how you determine the fair value of undelivered items (installation and training) under EITF 00-21.  Please note that contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.  Tell us what “other historical evidence of value” you use to establish the fair value of the undelivered items.

SEC Response No. 5.

When a sale involves multiple deliverables, such as equipment, installation services and training, the amount of the consideration from an arrangement is allocated to each respective element based on the residual method and recognized as revenue when revenue recognition criteria for each element is met.  Consideration allocated to delivered equipment is equal to the total arrangement consideration less the fair value of installation and training.  The fair value of installation and training services consists of specific objective evidence, including third-party invoices, used together with historical evidence of value.

Installation Revenue Fair Value

Occasionally the Company uses independent third parties to install its equipment.  The estimated number of hours required for travel and installation, which is consistent with those charged by third parties, are captured and valued with the hourly rates invoiced by our third party service providers.  This value for travel and installation labor is then combined with average expenses for installations to represent fair value.

Training Revenue Fair Value

The Company validates the fair value of training by monitoring similar services provided by third party vendors.  Average third party training costs are calculated by using average training and travel and average expenses from actual invoices of third party training providers.  Average historical travel and training hours are multiplied by the hourly rates from these providers and average historical expenses are added to determine fair value of training.  The fair value of revenue for training was approximately $1,250 to $1,500 per training session.

Comment 6

We see from page 23 that you acquired a license for a talking rate monitor, which impacted your amortization expense for intangible assets.  To the extent material, supplementally and in future filings please include the disclosure requirements of paragraph 44(a) of SFAS 142 for acquired intangible assets.

SEC Response No. 6.

The Company evaluated the disclosure requirements of paragraph 44(a) of SFAS 142 for acquired intangible assets and determined that the $100,000 paid for the talking heart rate monitor license in September 2003 was not material to its financial statements taken as a whole.  Therefore, additional disclosure with respect to this item was not deemed necessary.  In accordance with the Company’s polices, the investment in this license is being amortized over three years.

(9) Income Taxes – Page 41

Comment 7

In future filings please include the income tax expense or benefit for discontinued operations as required by paragraph 46 of SFAS 109.

SEC Response No. 7.

The Company will provide the income tax expense or benefit disclosures for discontinued operations in future filings.

(12) Segment Reporting– Page 42

Comment 8

We reference the discussion in the filing of your products and that you have separate distinct sales forces for your personal exercise products and your cardiorespiratory diagnostic systems.  Please provide more details of how you determined that you operate under only one reportable segment and why these products do not represent separate reportable segments under SFAS 131.

SEC Response No. 8.

The Company has determined that its cardiorespiratory diagnostic products and New Leaf health and fitness products represent one operating segment.  The following paragraphs describe application of the criteria contained in SFAS 131.

The Company conducts all of its business activities through its wholly owned subsidiary, Medical Graphics Corporation (“Medical Graphics”).  Financial reports are prepared for each of the two legal entities.  The parent company, Angeion Corporation, carries the functions of legal, accounting, discontinued operations, costs of reporting to shareholders and certain treasury functions.  All other operating activities are reported through Medical Graphics.  The chief operating decision maker for the Company is its President and Chief Executive Officer.  The CEO assesses performance, makes operating decisions and allocates resources based on financial information derived from Medical Graphics.

All of the Company’s products are non-invasive cardiorespiratory diagnostic systems that are sold to many different types of customers, which include, hospitals, clinics, physicians’ offices, pulmonary physicians, cardiologists, critical care physicians, rehabilitation professionals, physical therapy professionals, sports medicine clinics, health clubs and others.  The Company’s cardiorespiratory diagnostic systems are expected to have similar long-term gross margins.  The production process for all of the Company’s products is identical.  All products are warehoused and shipped from the same facility via common carrier, United Parcel Service, Federal Express and the U.S. Mail system.

The Company’s products are sold internationally through distributors, who in turn sell them to end-users.  Domestically, all products are sold through employee sales representatives, some of whom specialize in selling to certain customers.  The Company determined that it was more efficient to utilize separate employee sales representatives to sell its cardiorespiratory diagnostic systems, i.e., New Leaf health and fitness products, to health clubs and other similar customers.

The Company reports current assets and property and equipment for Medical Graphics as a whole.  Research and development expenses are allocated between domestic and international sales and New Leaf sales on an informal basis.  General and administrative expenses are not allocated.  There is no discrete financial operating profit data for the Company’s product lines.  Therefore, the CEO makes decisions for Medical Graphics as a whole based on the available financial information, and consequently, there is but one operating segment based on application of criteria contained in SFAS 131.

(13) Discontinued Operations – Page 43

Comment 9

Please tell us more details of the ELA Medical litigation, including the amounts accrued each period, how these are accruals are reflected in the financial statements and the basis for the amounts recorded.  Clarify the amounts expected to be recovered from insurance policies and the basis for recording the liability net of any expected insurance recoveries.  Recovery of a recorded contingent loss should be recognized when realization of the recovery is deemed probable (i.e., likely to happen).  It is not clear from your disclosure why you believe that the recovery of insurance is probable.  Provide sufficient details of why you believe that your current accounting is appropriate under GAAP.

SEC Response No. 9.

The Company believes that it has accounted for the ELA Medical claim in conformity with generally accepted accounting principles.  The Company has received information from ELA detailing claimed amounts associated with explantations that have taken place through March 31, 2004.  The Company has received sufficient information to reasonably estimate a range of expected loss based on the following factors:

1.               ELA may not be able to substantiate the entire amount of the claim.

2.               A portion of the claimed amount is for explantations that were performed outside of the guidelines provided by the Company and approved by the FDA.

3.               The amounts for the explantations vary widely and some of the claimed amounts may not ultimately be determined as reasonable.

4.               Some ICDs remain implanted in patients.

As a result of the above factors, the Company determined a range of possible losses associated with the claim and recorded the minimum amount of the range.  Recording the minimum amount of the range is supported in SEC Rules and Regulations, Topic 5, Section Y and SFAS No. 5, Question 3, which states: “if management is able to determine that the amount of the liability is likely to fall within a range and no amount within that range can be determined to be the better estimate, the registrant should recognize the minimum amount of the range pursuant to Financial Accounting Standards Board Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss” (“FIN 14”).”

The Company has recorded a receivable for the estimated amount recoverable from product liability insurance, including insurance coverage for recalls that the Company carried for the ICD products.  The following paragraphs discuss the application of generally accepted accounting principles used in determining the estimated amount recoverable from product liability insurance.  We have relied upon our analysis and the opinion of our legal counsel to make this determination.

SFAS No. 5 supports recording an insurance recovery if the Company can “confirm the acquisition of an asset,” the “amount can be reasonably estimated,” and that realization of the asset is “probable.  The future event or events are likely to occur.”  In addition, SOP 96-1, paragraph .140, states “The amount of an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery should be recognized only when realization of the claim for recovery is deemed probable.”

The Company has relied on information provided by its outside counsel and has accordingly recorded an amount recoverable from insurance.  Documentation from outside counsel states in part, “We believe it is probable that a recovery will be made against Medmarc.  The range of recovery will depend on a decision by the court or any settlement agreement the parties make and the dollar amount, if any, that ELA Medical is able to prove up or establish to support its cross-claim.”  The documentation from counsel goes on; “We currently believe that it is probable that Angeion would be able to prevail in the litigation with a self-insured retention of $150,000 with an additional amount of related unreimbursed costs and expenses.”

Having determined that the Company should record an amount recoverable from insurance policies, it was recorded separately as an asset.  Recording the insurance recovery separately as an asset is supported in SEC Rules and Regulations, Topic 5, Section Y, Question 1, which states: “The staff believes that separate presentation of the gross liability and related claim for recovery in the balance sheet most fairly presents the potential consequences of the contingent claim on the company’s resources and is the preferable method of display.”

The following schedule details the amounts recorded each period and reconciles those amounts to the Current Assets of Discontinued Operations and Current Liabilities of Discontinued Operations reported on the Company’s balance sheet for the indicated dates.

Description	Current Assets of Discontinued Operations	Current Liabilities of Discontinued Operations	Loss from Discontinued Operations

Q-3, 2003 expense	$	$50,000	$50,000
Q-4, 2003 record current assets and liabilities and loss	756,000	941,000	185,000

Balances at October 31, 2003	756,000	991,000	235,000

Q-2, 2004 adjustments to current assets and liabilities and loss	214,000	564,000	350,000

Balances at April 30, 2004	970,000	1,555,000

Legal fees paid		(95,938)
Miscellaneous		(5,871)

Balances at July 31, 2004	970,000	1,453,191

Legal fees paid and purchase of additional insurance		(391,080)
Consulting expenses on ICD’s		(8,006)
Q-4, 2004 adjustments to current assets and liabilities and loss	(270,000)	38,000	308,000
Impairment of ICD patents			243,000

Balances at October 31, 2004	$700,000	$1,092,105	$901,000

Comment 10

As a related matter, please also revise future filings to include the disclosures discussed in SAB Topic 5Y for product liability claims.

SEC Response No. 10.

The Company believes it has already considered and complied with the disclosures discussed in SAB Topic 5Y for product liability claims.  The amount of the estimated loss associated with the claim from ELA and the estimated amount recoverable from product liability insurance were determined separately.  See the Company’s discussion in SEC Response No. 9 above.  Moreover, the Company has separately presented the gross liability and related recovery in its balance sheet.

Item 8A.  Controls and Procedures – Page 46

Comment 11

We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in ensuring that material information related to the Company is made known to them by others within the Company.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-l5(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

SEC Response No. 11.

The Company will revise its disclosure in future filings to read substantially as follows:

Management, with the participation of the Company’s principal executive officer, Rodney A. Young, and principal financial officer, Dale H. Johnson, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report.  Management has concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that the disclosure controls are also effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Form 10-Q for the Quarter Ended January 31, 2005

Item 3.  Controls and Procedures – Page 15

Comment 12

It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective as defined by Rule 13a-15(e) of the Exchange Act.  Please revise to clarify whether your disclosure controls and procedures were effective as of January 31, 2005 including the consideration of the implementation of additional procedures to ensure that all required filings under Form 8-K are completed in a timely manner.  If you conclude that your disclosure controls and procedures were effective, please also provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  If you are unable to conclude that your disclosure controls and procedures were effective, please describe the “additional disclosure controls and procedures that were implemented to ensure that all filings under Form 8-K are completed in a timely manner and when you expect the identified weakness or deficiency in your disclosure controls and procedures to be adequately addressed.

SEC Response No. 12.

The Company would propose to amend its Form 10-QSB for the quarter ended January 31, 2005 to read as follows:

Management, with the participation of the Company’s principal executive officer, Rodney A. Young, and principal financial officer, Dale H. Johnson, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report.  Subject to the disclosure in the next paragraph, Management has concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that the disclosure controls are also effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Form 10-QSB, management determined that additional disclosures were required with respect to actions taken by the Company in the quarter ended January 31, 2005, regarding the entry of material contracts with executive officers that required disclosure pursuant to Item 2.01 of Form 8-K.  The Company has implemented additional procedures so that, in connection with each meeting of the Board of Angeion or other Board action, management will review the actions taken to determine whether any disclosures or SEC filing is required.  The Company believes that as result of these additional actions, the Company’s disclosure controls and procedures are effective.

The Company notes that including the Form 8-K Item 2.01 information in the January 31, 2005 Form 10-QSB is consistent with the safe harbor described in Securities Act Release 33-8400 (March 16, 2004) and that the disclosures in the Form 10-QSB was also consistent with the guidance given in the Staff Alert dated March 4, 2004.

********************************************

The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (651) 766-3492 if you have any questions or need additional information.

Very truly yours,

Angeion Corporation

/s/ Dale H. Johnson
Dale H. Johnson

cc:	Thomas G. Lovett, IV, Lindquist & Vennum
John C. Penn, Audit Committee Chair
Andrew LaFrence, KPMG, LLP